FOR IMMEDIATE RELEASE

Formula Systems Reports First Quarter results

Strong Operating Results

Herzliya, Israel – May 24, 2005 – Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services, announced today results for the first quarter of 2005.

Total revenues for the first quarter ended March 31, 2005 reached $128.8 million compared to $109.1 million in the same period last year, an increase of 18%. Operating income in the first quarter was $5.8 million an increase of 107% from the $2.8 million reported in the comparable quarter of 2004.

In the first quarter the Company reported a net income of $1.8 million or $0.16 per share.

On May 8, 2005 the Company announced the distribution of a cash dividend to its shareholders payable on June 1, 2005. The cash distribution will be in the amount of 17.5 NIS per ordinary share, (approximately $4 per share), or 231 million NIS in the aggregate (approximately $53 million).

Gad Goldstein, President of Formula, commented: " W e are satisfied with the growth pattern of our mature core subsidiaries as it was reflected in the consolidated revenues and operational profit. The pace of sales in the first quarter reflected over half a billion dollars in consolidated revenues on an annual basis and our operating profit in the first quarter enjoyed an increase of over 100% compared to the first quarter of last year.

Encouraged by these developments we are now able to devote a larger portion of our attention to efforts to enhance value in our privately held subsidiaries, mainly Formula Vision’s affiliates and nextSource, including the exploration of capital raising and M&A activities . The nominal book value of most of our private holdings combined with the fact that the market value of our marketable securities was in excess of approximately $50 million above our book value at the end of the quarter, keep us fairly optimistic of our ability to increase our profits in the future.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	118,853	107,174
Short-term investments	38,859	39,073
Trade receivables	122,009	114,533
Other accounts receivable	32,271	26,105
Inventories	4,922	4,668

	316,914	291,553

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	6,632	5,711
Investments in affiliates	22,351	24,389

	28,983	30,100

SEVERANCE PAY FUND	32,301	31,943

FIXED ASSETS, NET	25,696	26,529

OTHER ASSETS, NET	261,484	260,895

	665,378	641,020

CURRENT LIABILITIES:
Liabilities to banks and others	94,431	106,975
Trade payables	41,044	41,605
Other accounts payable	83,897	81,105
Debentures	30,285	32,374
Customer advances, net of work in progress	5,101	6,900

	254,758	268,959

LONG-TERM LIABILITIES:
Debentures	24,413	27,086
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	1,034	958
Customer advances	3,274	1,114
Liabilities to banks and others	16,129	17,789
Liability due to activity acquisition	1,983	2,036
Accrued severance pay	38,332	37,750

	87,136	88,704

MINORITY INTEREST	101,111	96,579

SHAREHOLDERS’ EQUITY	222,373	186,778

	665,378	641,020

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2005	2004
	U.S. $
	(in thousands, except per share data)

Revenues	128,758	109,087
Cost of revenues	83,432	67,989
	______	______
Gross profit	45,326	41,098
Research and development costs, net	5,508	6,441
Selling, general and administrative expenses	31,652	30,378
Depreciation and amortization	1,609	1,484
Restructuring and non-recurring costs	758	-
	______	______
Operating income	5,799	2,795
Financial expenses, net	(2,300)	(2,738)
	______	______
	3,499	57
Gain on realization of investments	1,965	3,965
Other income (expenses), net	938	(368)
	______	______
Income before taxes on income	6,402	3,654
Taxes on income	1,720	948
	______	______
	4,682	2,706
Equity in losses of affiliated companies, net	(1,744)	(989)
Minority interest in profits, net	(1,120)	922
	______	______
Net income	1,818	2,639

Earnings per share:
Basic	0.16	0.24
	______	______
Diluted	0.09	0.24
	______	______

Weighted average number of shares outstanding:
Basic	11,600	10,800
	______	______
Diluted	11,600	10,800
	______	______